

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

August 5, 2010

Theodore R. Sanders
Chief Financial Officer
U.S. Auto Parts Network, Inc.
17150 South Margay Avenue
Carson, CA 90746

> **Re: U.S. Auto Parts Network, Inc.**
> **Form 10-K for Fiscal Year Ended January 2, 2010**
> **Filed March 15, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 6, 2010**
> **File No. 001-33264**

Dear Mr. Sanders:

We have reviewed your response to our letter dated June 25, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Annual Incentive Bonuses, page 18

1. We have reviewed your responses to comments 17 and 18 in our letter dated June 25, 2010. In future proxy statement filings providing executive compensation disclosure, please include the compensation information included in your Forms 8-K rather than referring investors to those documents.

2. In the last paragraph of your response to comment 17 in our letter dated June 25, 2010, please clarify how you calculated the cash bonus payment. Explain why you are using 235% rather than 230% for the bonus payout percentage for the Chief Executive Officer, and explain how you calculated $317,000 based on that percentage and the target dollar amount.

Please contact Robyn Manuel, Staff Accountant, at (202) 551-3823, or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, at (202) 551-3342, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director